Exhibit 99.1

Sol-Gel Announces 180-Day Extension to Regain Compliance with
Nasdaq Minimum Bid Requirement

NESS ZIONA, Israel, November 20, 2024 (GLOBE NEWSWIRE) - Sol-Gel Technologies, Ltd. (NASDAQ: SLGL), a dermatology company, pioneering treatments for patients with severe skin conditions, conducting a Phase 3 clinical trial of SGT-610 (patidegib gel, 2%) for Gorlin syndrome, and with two approved large-category dermatology products, TWYNEO® and EPSOLAY®, today announced that it has received an extension of the period to regain compliance with The Nasdaq Stock Market LLC’s ("Nasdaq") minimum bid price rule.

On November 19, 2024, the Company received a letter from Nasdaq notifying the Company that, while the Company has not regained compliance with the Minimum Bid Price Requirement, Nasdaq has determined that the Company is eligible for an additional 180 calendar day period, or until May 19, 2025, (the "Second Compliance Period") to regain compliance. Nasdaq's determination was based on (i) the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and (ii) the Company's written notice to Nasdaq of its intention to cure the deficiency during the Second Compliance Period by effecting a reverse stock split, if necessary. In order to be provided with a Second Compliance Period, the Company submitted an application to transfer the listing of its Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market. This transfer to the Nasdaq Capital Market was approved and became effective as of November 15, 2024.

If at any time during the Second Compliance Period, the closing bid price of the Company’s Ordinary Shares meet or exceed US$1.00 per Ordinary Share for at least ten consecutive business days, Nasdaq will provide written confirmation of compliance and this matter will be closed.

The Company intends to continue to actively monitor its compliance with the Minimum Bid Price Requirement and, as appropriate, will consider available options to resolve any deficiencies and regain compliance, including the implementation of a reverse share split, if necessary.

About Sol-Gel Technologies

Sol-Gel Technologies, Ltd. is a dermatology company focused on identifying, developing, and commercializing or partnering drug products to treat skin diseases. Sol-Gel developed TWYNEO, which is approved by the FDA for the treatment of acne vulgaris in adults and pediatric patients nine years of age and older, and EPSOLAY, which is approved by the FDA for the treatment of inflammatory lesions of rosacea in adults.

The Company’s pipeline also includes a Phase 3 clinical trial of Orphan and Breakthrough Drug candidate SGT-610, which is a new topical hedgehog inhibitor being developed to prevent the new basal cell carcinoma lesions in patients with Gorlin syndrome that is expected to have an improved safety profile compared to oral hedgehog inhibitors as well as topical drug candidate SGT-210 under investigation for the treatment of rare hyper-keratinization disorders.

For additional information, please visit our new website:  www.sol-gel.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to the Company’s ability to regain compliance with the Bid Price Requirement and to maintain compliance with any of the other Nasdaq continued listing requirements and the timing and effect thereof.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, a delay in the timing of our clinical trials, the success of our clinical trials, and an increase in our anticipated costs and expenses, as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our collaborators’ ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our collaborators’ ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our collaborators’ ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, China, Europe or Israel; and (xv) loss or retirement of key executives and research scientists; (xvi) general market, political and economic conditions in the countries in which the Company operates; and,  (xvii) the current war between Israel and Hamas and  and any deterioration of the war in Israel into a broader regional conflict involving Israel with other parties. These factors and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 13, 2024, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

Sol-Gel Contact :
Eyal Ben-Or
Chief Financial Officer
info@sol-gel.com
+972-8-9313429

Source: Sol-Gel Technologies Ltd.